legal & compliance, llc

LAURA ANTHONY, ESQUIRE	WWW.LEGALANDCOMPLIANCE.COM

DIRECT E-MAIL: LAURAANTHONYPA@AOL.COM

March __, 2011

VIA ELECTRONIC EDGAR FILING

Larry Spirgel, Assistant Director

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:     A Clean Slate, Inc.
          Registration Statement on Form S-1
          Filed January 21, 2011
          File No. 333-171804

Dear Mr. Spirgel:

We have electronically filed herewith on behalf of A Clean Slate, Inc. (the “Registrant”) Amendment No. 1 to the above-referenced Form S-1. This Amendment No. 1 is marked with "R" tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Richard Astrom dated February 15, 2011. We trust you shall deem this Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1. We note that the shares being registered for resale represent a significant percentage of your outstanding common shares held by non-affiliates. Due to the significant number of shares being registered, it appears that certain selling stockholders may be acting as conduits for the company in an indirect primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page.

In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel, Assistant Director
Securities and Exchange Commission
March 23, 2011
Page Two

Response:

A Clean Slate, Inc. (“us” “we” “our” or the “Company”) strongly contends that the following analysis of facts surrounding this particular registration of the Company’s shares for resale do not constitute an indirect primary offering.

We understand that, in the past several years, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) has become increasingly concerned about the public resale of securities purchased in so-called “toxic” PIPE transactions. In these transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market prices of the underlying common stock or that would automatically reset at periodic intervals based upon reductions (but not increases) in the issuer's stock price (“Toxic Transactions”). The continual readjustment of conversion prices sent some issuers' stock into “death spirals”, creating market overhang and thereby exerting continuous downward pressure on an already falling stock price, while simultaneously increasing dilution as the investors in the Toxic Transaction became entitled to a greater number of shares. In some of these cases, the shares held by investors who did not participate in these Toxic Transactions were ultimately rendered worthless.

We also understand that, in order to combat the effect of these Toxic Transactions, the Commission sought to discourage them and to minimize their impact by limiting the ability of the investors in those transactions to have their shares registered. In order to monitor these types of transactions, the Staff compared the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates, with particular emphasis on those situations where an offering involved more than approximately one-third of the public float and raised the Staff’s concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes (the “Float Limit”). We understand that the Float Limit was merely intended to be a screening test and not a substitute for a complete analysis of all the relevant facts and circumstances surrounding the transaction (see discussion in Rule 415 Analysis below).

It has been recently reported that the Commission is no longer imposing the Float Limit in cases involving the registration for resale of securities that did not involve Toxic Transactions. As discussed below, all of the shares being registered for resale under the Registration Statement are owned outright by the Selling Stockholders (as defined below) and thus do not possess any of the toxic features that have historically implicated the Staff’s unease. Therefore, we believe that the transactions underlying the registration of the securities to which the Registration Statement relates should not be restricted in the same manner as a Toxic Transaction.

Relevant Company Background

The Company is currently seeking to register 81,000,000 shares (the “Shares”) of the Company’s common stock, which will be sold by eight selling stockholders (the “Selling Stockholders”). The Selling Stockholders are comprised of the seven investors in the Company’s Private Placement (listed below)(the “Investors”) and Legal & Compliance, LLC (the Company’s legal counsel).

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel, Assistant Director
Securities and Exchange Commission
March 23, 2011
Page Three

The following is a summary of the transactions that led to the issuance of the Shares and the registration of the Shares pursuant to the Registration Statement. Comparable disclosure already is included in the Registration Statement.

On December 27, 2010, we consummated the merger with Vigilant Document Services, LLC, a Florida limited liability company (“VDS”) pursuant to which VDS merged with and into our wholly-owned subsidiary, Clean Slate Acquisition, Inc., a Delaware corporation, as previously disclosed in our Current Report on Form 8-K filed on December 28, 2010 (the “Merger”). In connection with the Merger, we amended our certificate of incorporation on December 10, 2010 to change our name to A Clean Slate, Inc. Prior to the consummation of the Merger, we were a non-operating shell company with no revenue and minimal assets. As a result of the Merger, we were no longer considered a shell company.

In connection with the Merger, we issued 1,000,000 shares of our common stock to our legal counsel (Legal & Compliance, LLC) and completed a private placement (the “Private Placement”) of 80,000,000 shares of our common stock for proceeds of $100,000. Pursuant to the Private Placement, on December 27, 2010 we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with seven separate investors (the “Investors”) in which we issued collectively 80,000,000 shares of our common stock for $0.00125 per share for an aggregate purchase price of $100,000. Under the Registration Rights Agreement, we are obligated to file with the Commission a registration statement covering the resale of the shares of common stock issued in the Private Placement.

In each of the Securities Purchase Agreement (section 2.2(d)), the applicable acquirer of Shares represented and warranted that it was acquiring the Shares for its own account for the purpose of investment and not with a view towards distributing or reselling the Shares in connection with a public sale or distribution. The Selling Stockholders further represented that it had no arrangement or understanding, directly or indirectly, with any person to resell or distribute the Shares. These representations and warranties are relevant to and reflect the Selling Stockholders’ investment intent with respect to the Shares.

The Shares were issued pursuant to the exemptions from registration provided by Sections 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), Rule 506 and Regulation D promulgated thereunder.

The Company’s capitalization consists of 450,020,635 shares of common stock outstanding as set forth in the following tables:

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel, Assistant Director
Securities and Exchange Commission
March 23, 2011
Page Four

Shares issued in Private Placement (the “Shares”):

1.	Aptek Communications Products, Inc.	20,000,000
2.	Cohasset Holdings Inc	20,000,000
3.	Market Ideas Inc	5,700,000
4.	Magnolia Equity, Inc	11,400,000
5.	Skyline Investments Inc	5,700,000
6.	Ssocala Inc	16,200,000
7.	Ryanne Consulting Inc	1,000,000
	TOTAL	80,000,000

As disclosed in the S-1, the Company has 450,020,635 shares outstanding comprised as follows:

1.	Pre-merger shareholders	20,616
2.	Issued in merger (3 shareholders below)	369,000,000
3.	Issued in Private Placement (7 s/hs below)	80,000,000
4.	Issued to Legal & Compliance	1,000,000
	TOTAL	450,020,635

Shares issued in merger:

1.	Sage Associates, Inc. c/o Scott Forgey	1,000,000
2.	Scott Forgey	1,000,000
3.	Robert S. Goldman & Rochelle S. Zandel	367,000,000
	TOTAL	369,000,000

Rule 415 Analysis

In 1983, the Commission adopted Rule 415 under the Securities Act to permit the registration by an issuer of shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction. In the event that an offering registered in reliance on Rule 415(a)(1)(i) is instead re-characterized as an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 to register a primary offering. The Company is not eligible to use Form S-3 to effect a primary offering and, as a result, it cannot rely on Rule 415 to register a primary offering “at the market.”

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel, Assistant Director
Securities and Exchange Commission
March 23, 2011
Page Five

We have reviewed the Staff’s historical guidance on delayed or continuous offering and sale of securities as articulated in Securities Act Forms Compliance and Disclosure Interpretations 214.02 (“CD&I 214.02”) regarding the rules promulgated under the Securities Act, which states:

214.02 It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller's prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 "public float" test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. [Jan. 26, 2009] (emphasis added)

As such, the standard of review for the Staff in deciding the “question of whether an offering styled a secondary one is really on behalf of the issuer” remains an analysis of the facts and circumstances articulated in CD&I 214.02. We have reviewed the factors set forth in your Comment Letter, including CD&I 214.02 and other relevant factors.

While the 81,000,000 Shares represent approximately 99% of the 81,020,016 shares of common stock held by non-affiliates as of December 27, 2010 (but only 17.99% of the 450,020,635 total shares of common stock outstanding), the date of the closing of the Private Placement (the “Public Float”), the totality of the facts and circumstances in this case demonstrate that the Selling Stockholders listed in the Registration Statement are not acting as an underwriter or conduit for the Company.

We respectfully submit that the size of the offering relative to the Public Float is not determinative since it is outweighed by the totality of the facts and the circumstances described below, which demonstrates that the resales of the shares of common stock sought to be registered on the Registration Statement are not an offering “by or on behalf of” the Company under Rule 415(a)(4). Each of the relevant factors listed in CD&I 214.02 is discussed below in the context of the Registration Statement. In our view, based on a proper consideration of all of those factors, the Staff should conclude that the offering contemplated by the Registration Statement is “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and therefore, the registration of the Shares should be permitted by Rule 415(a)(1)(i).

1. The length of time for which the Selling Stockholders have held the securities and the manner in which the Selling Stockholders received the Shares are inconsistent with a determination that the offering is on behalf of the Company.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel, Assistant Director
Securities and Exchange Commission
March 23, 2011
Page Six

In support thereof, the Company has compiled the following table (the “Selling Shareholder Table”) showing, in part, the dates on which and the manner in which the Selling Stockholders obtained the securities that are to be registered. As detailed below, the Shares were acquired in two transactions in late December 2010 – approximately three months ago.

Furthermore, the Investors purchased the shares in a straight common stock PIPE; not in a Toxic Transaction. The Investors did not acquire any convertible securities, warrants, preferred stock, put/call rights or any securities which could create unknown investor dilution or over hang.

SHARES HELD BY SELLING STOCKHOLDERS
	Name of Selling Stockholder	Number of Shares	Ownership percentage of total outstanding shares*	Manner in which Shares were acquired	Date Shares were acquired	Purchase price per share	Total Price paid for Shares
1.	Aptek Communications Products, Inc.(1)	20,000,000	4.44%	Private Placement	December 27, 2010	$0.00125	$25,000
2.	Cohasset Holdings Inc(2)	20,000,000	4.44%	Private Placement	December 27, 2010	$0.00125	$25,000
3.	Market Ideas Inc(3)	5,700,000	1.26%	Private Placement	December 27, 2010	$0.00125	$7,125
4.	Magnolia Equity, Inc(4)	11,400,000	2.53%	Private Placement	December 27, 2010	$0.00125	$14,250
5.	Skyline Investments Inc(5)	5,700,000	1.26%	Private Placement	December 27, 2010	$0.00125	$7,125
6.	Ssocala Inc(6)	16,200,000	3.59%	Private Placement	December 27, 2010	$0.00125	$20,250
7.	Ryanne Consulting Inc(7)	1,000,000	0.22%	Private Placement	December 27, 2010	$0.00125	$1,250
8.	Legal & Compliance, LLC(8)	1,000,000	0.22%	Payment for legal services rendered	December 27, 2010
TOTAL		81,000,000	17.99%

* Based on 450,020,635 total shares of common stock outstanding

(1) The natural person with voting and dispositive power for Aptek Communications Products Inc is Gerard Haryman
(2) The natural person with voting and dispositive power for Cohasset Holdings Inc. is James W. Lagrotteria Jr.
(3) The natural person with voting and dispositive power for Market Ideas Inc is Robert Gasich.
(4) The natural person with voting and dispositive power for Magnolia Equity, Inc is Rebecca Guthrie.
(5) The natural person with voting and dispositive power for Skyline Capital Investments Inc. is Scott Wilding.
(6) The natural person with voting and dispositive power for Ssocala Inc. is Steven H. Scalice.
(7) The natural person with voting and dispositive power for Ryanne Consulting Inc. is Mitch Tannenbaum.
(8) The natural person with voting and dispositive power for Legal & Compliance, LLC is Laura Anthony.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel, Assistant Director
Securities and Exchange Commission
March 23, 2011
Page Seven

2. The circumstances under which the Selling Stockholders received the Shares do not support a conclusion that the offering is on behalf of the Company.

As described above, the Shares were issued in two separate transactions. The facts surrounding these issuances do not support a conclusion that the Selling Stockholders were acquiring the Shares for the purpose of distributing them on behalf of the Company. Eighty million of the Shares were issued in connection with the Private Placement and one million of the Shares were issued for payment of legal services rendered. Furthermore, the Company will not receive any proceeds in connection with the Selling Stockholders’ resale of the Shares, which further supports the conclusion that this is not a “disguised” primary offering.

3. The relationship of the Selling Stockholders to the Company does not support a conclusion that the Selling Stockholders are acting on behalf of the issuer.

None of the Selling Stockholders or their principals are affiliates of the Company. The Selling Stockholder Table reflects that two of the Selling Shareholders hold 4.44% of the Company’s outstanding common stock, one owns 3.59%, one owns 2.53%, two own 1.26%, and two own less than 1%.

4. The number of shares involved is not dispositive of the conclusion that the Selling Stockholders are acting on behalf of the issuer.

We note that the number of shares involved is only one factor cited in CD&I 214.02 to be considered by the Staff in applying Rule 415. Also, there is no evidence that a “distribution” would occur if the Registration Statement is declared effective. Under the Commission’s own rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as:

...an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

Therefore, special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here, there has been no indication that any special selling efforts or selling methods have taken place or would take place if the Shares were registered. The Company is not aware that the Selling Stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for its shares. To do so would violate the representations made by them in the Securities Purchase Agreements.

5. To the Company’s knowledge, the Selling Stockholders are not is in the business of underwriting securities.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel, Assistant Director
Securities and Exchange Commission
March 23, 2011
Page Eight

To the knowledge of the Company and as represented in the Securities Purchase Agreements, the Selling Stockholders and their principals are not in the business of underwriting securities. Furthermore, the Selling Stockholders are not a party to any agreement or other understanding to distribute the Shares, directly or indirectly, of which the Company is aware. The Selling Stockholders acquired their Shares in the Private Placement pursuant to the terms of the Securities Purchase Agreement and Registration Rights Agreement, the terms of which actually restricted the Selling Stockholders from “distributing” the Shares.

6. The Company will not receive proceeds in connection with the resale of Shares pursuant to the Registration Statement.

Although the Staff indicated in CD&I 214.02 that the question of who receives the proceeds is not the only factor on which an analysis of the character of an offering should be based, it should be important to any such analysis. In this case, the fact that the Company will not receive any proceeds from the sale of any of the Shares supports the conclusion that the offering is not on behalf of the Company.

In circumstances where the Company has no economic interest in resales that are tied to market prices, it is implausible to view such resales, the economic benefits of which inure almost entirely to the Selling Stockholder, as “on behalf” of the Company in any sense. This is particularly true where the time between issuance and resale of the Shares will be an extended period, as is the case here (no less than three months).

Conclusion

As discussed above, there is ample support for the conclusion that the facts surrounding this particular registration of the Company’s Shares for resale does not constitute an indirect primary offering, namely:

1. The Shares were not acquired in Toxic Transactions and do not possess the toxic features about which the Staff has historically been concerned;

2. The Selling Stockholders have held the Shares being offered for resale since late December 2010;

3. The Shares were acquired by the Selling Stockholders not with a view towards distribution;

4. The Selling Stockholders and their principals are not affiliates of the Company;

5. The Selling Stockholders and their principals are not in the business of underwriting securities; and

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel, Assistant Director
Securities and Exchange Commission
March 23, 2011
Page Nine

6. The Company will not receive proceeds in connection with the resale of the Shares pursuant to the Registration Statement.

We therefore respectfully request the Staff to permit the Company to effect the registration of the resale of the Shares.

Comment 2. Revise to include audited financial statement for the year ended December 31, 2010 giving effect to the new legal structure from an LLC to a Corporation, the reverse stock split, the private offering and the merger.

Response: The Company has revised its disclosure to reflect the foregoing.

Prospectus Cover Page

Comment 3. We note your statement that your common stock is quoted on the OTCBB under the symbol “DRWN.OB,” and that the last reported sale price of your stock on the OTCBB on January 14, 2011 was $0.15 per share. We are unable to determine, however, that a trade has taken place since December 9, 2010. Please confirm that you are still trading on the OTCBB. In the absence of being quoted on the OTCBB, please revise the cover page to include a fixed price at which the selling stockholders may resell their shares of common stock until a market develops on an exchange or over-the-counter market. Also, if you are not currently quoted on the OTCBB, please revise your disclosure, for example at pages 13 and 14, to reflect that fact.

Response: The Company is now quoted on the OTCQB under the symbol “DRWN”. To qualify for quotation on the OTCQB, the middle tier of the OTC Markets, the Company must be current in its SEC reporting obligations. The Company’s stock has not traded since December 9, 2010. The reference to the last sale price of $0.15 on January 14, 2011 was in error. It should have been $0.00125 based on the last private sales price for the common stock of the Company as there is currently no active public market price for the Company’s common stock. Such price was the price per share paid by the investors in the Company’s private placement transaction on December 27, 2010. However, on: (i) March 3, 2011 there was a reported sale of 155 shares for $0.15 per share, (ii) March 4, 2011 there was a reported sale of 1655 shares for $1.01 per share, and (iii) March 16, 2011 there was a reported sale of 200 shares for $1.05 per share. These sales were the only sales over the past 3 months and do not reflect the emergence of an active market in the Company’s common stock.

The overstatement of the Company’s stock price resulted in the overpayment of the registration fee in the amount of $1,398.87 ($1,410.62 – 11.75).

The Company has revised its disclosure to reflect the foregoing.

Risks related to our organization and our stock, page 13

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel, Assistant Director
Securities and Exchange Commission
March 23, 2011
Page Ten

Until redemption of the Series B Preferred Stock, our CEO beneficially owns a majority of our voting shares and can elect our directors and control operations., page 13

Comment 4. Please supplementally advise us how you agreed “in part to redeem (subject to the effectiveness of the Registration Statement) all of our currently outstanding Series B Preferred Stock in exchange for $500,000 cash.” Advise us as to which registration statement you refer, insofar as you have stated elsewhere that you will receive none of the proceeds of sales registered under the current registration statement because it is on behalf of selling shareholders only. Likewise, please revise to include risk factor disclosure, as applicable, with respect to any risk attendant to your ability to redeem the preferred stock in the absence of funds sufficient to do so.

Response: The reference to “in part” is intended to reflect that the Company has additional obligations in connection with the merger (as set forth in the Agreement and Plan of Merger filed as an exhibit to the Company’s Form 8-K filed on December 28, 2010) other than its obligation to redeem the Series B Preferred Stock. For example, such obligations include filing a Registration statement on Form S-1, changing the Company name, a reverse stock split, etc.

The Company’s reference to registration statement is to this registration statement. However, the reference to the effectiveness of the Registration Statement serves only as a date from which the Company has one year to redeem the preferred stock. The Company acknowledges that it is not receiving any proceeds from this offering from which it can redeem the preferred stock. The Company hopes to redeem the preferred stock from funds generated by various sources including, for example, operations, loans, private offerings, etc. Nevertheless, other than as set forth in the registration statement, the Company has no commitments for such funds.

The Company has included a new risk factor disclosure addressing the risk attendant to the Company’s ability to redeem the preferred stock in the absence of funds sufficient to do so.

We depend highly on our current and successor chief executive officer whose unexpected loss may adversely impact our business and with whom we do not have a formal employment agreement., page 15

Comment 5. Please advise us how Mr. Astrom’s separation from the company can be deemed an “unexpected loss” that would adversely affect your business, insofar as it is contemplated that he will do so upon redemption of his preferred shares under Section 7.7 of the Merger Agreement. Likewise, revise to clarify the first paragraph of this risk factor to state under what circumstances you would seek to “retain him,” beyond the limitations of not having sufficient resources to redeem his preferred shares.

Response: The reference to “unexpected loss” was intended to refer to Mr. Forgey, not Mr. Astrom. The Company has revised its disclosure to clarify the foregoing.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel, Assistant Director
Securities and Exchange Commission
March 23, 2011
Page Eleven

Description of Business, page 23

Comment 6. Please revise to address competitive conditions within your industry. Please refer to Item 101(h)(iv) of Regulation S-K. Likewise, as applicable, please discuss your dependence on one or a few major customers. Refer to Item 101(h)(vi) of Regulation S-K.

Response: The Company has revised its disclosure to reflect the foregoing regarding competitive conditions. The Company is not dependent on one or a few major customers as its revenue is split fairly equally among its customers

Results of Operations for Nine Months ended September 30, 2010 and 2009, page 28

Comment 7. We note that you had some significant changes in revenues and operating expenses from prior periods. However your disclosure regarding the changes only states the change but does not provide an explanation for the change. Please disclose the reason for the fluctuations. In addition identify and discuss key performance indicators, including non-financial performance indicators that you use to manage the business and would be material to investors. You should indentify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance in the future. Please refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350; 34-48960; FR-72 at: http://www.sec.gov/rules/interp/33-8350.htm. In addition please comply with this comment in Results of Operations for Years Ended December 31, 2009 and 2008 on page 29.

Response: The Company has revised its disclosure to reflect the foregoing.

Notes Payable---Other, page 29

Comment 8. Please update, as applicable, to reflect whether or not you have repaid the Note due on January 31, 2011. Please similarly revise under “Certain Relationships and Related Transactions” at page 37.

Response: The Company has revised its disclosure to reflect the foregoing.

Directors, Executive Officers, Promoters and Control Persons, page 31

Comment 9. For each of your directors please provide the information required by 401(e) of Regulation S-K, the qualifications that led to the conclusion that the person should serve as a director.

Response: The Company has revised its disclosure to reflect the foregoing.

Comment 10. Please revise to indicate the name of the consumer law practice Mr. Forgey built. Please refer to Item 401(e)(1) of Regulation S-K.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel, Assistant Director
Securities and Exchange Commission
March 23, 2011
Page Twelve

Response: The Company has revised its disclosure to reflect that the name of Mr. Forgey’s law practice was “Scott Forgey, Attorney at Law”.

Comment 11. We note that you have not identified Mr. Astrom as a promoter. Please revise to do so, or provide us with your analysis as to why you have determined it appropriate not to identify him as such.

Response: The Company has revised its disclosure to reflect that Mr. Astrom is promoter.

Executive Compensation, page 35

Comment 12. We note that the total compensation disclosed for Scott Forgey in the table you have provided differs from that included in Pre14C filed by Darwin Resources, Inc. filed on November 11, 2010. Please revise or advise.

Response: The disclosure in this registration statement is accurate – the Pre 14C was incorrect.

Certain Relationships and Related Transactions, page 37

Comment 13. Please revise to indicate the name of the related party and the basis on which the person is a related person with respect to the notes executed in September, 2010. Please refer to Item 404(a)(1) of Regulation S-K.

Response: The Company has revised its disclosure to reflect the foregoing.

Financial Statements for the Fiscal Period Ended December 31, 2009

Note 1 Nature of Operations and Summary of Significant Accounting Policies, page 48

Accounts Receivable, page 49

Comment 14. We note your statement that the Company has no history of collection matters, and there has been no bad debt expense recorded. However, in your Statements of Cash Flows on page 47 you disclose bad debt expense of $8,590. Please explain. Disclose the reason for your bad debt expense in the notes to your financial statements.

Response: The new financial statements included in this amendment amend the notes to reflect the Company’s history of bad debt expense.

Part II, Recent Sales of Unregistered Securities

Comment 15. Please revise to provide a brief analysis of the facts relied upon for the exemptions from registration you are claiming. Please refer to Item 701(d) of Regulation S-K.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel, Assistant Director
Securities and Exchange Commission
March 23, 2011
Page Thirteen

Response: The Company has revised its disclosure to reflect the foregoing.

Comment 16. We note that you have not included disclosure relating to the 369,000,000 shares issued on December 27, 2010 to members of VDS in connection with the merger. Please advise or revise.

Response: The Company has revised its disclosure to reflect the foregoing.

Signatures, page 62

Comment 17. Please revise to indicate who is signing the registration statement in the capacities of principal financial officer and principal accounting officer. Refer to Instruction 1 to “Signatures” of Form S-1.

Response: The Company has revised its disclosure to reflect the foregoing.

Legal & Compliance, LLC

By: /s/ LAURA ANTHONY
       Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832